SINOENERGY CORPORATION
1603-1604, Tower B Fortune Centre Ao City
Beiyuan Road, Chaoyang District
Beijing China, 100107

January 6, 2010

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Sinoenergy Corporation
Registration Statement on Form S-1
Filed November 10, 2008
File No. 333-155271

Dear Sir or Madam:

            Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Sinoenergy Corporation (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-155271), together with all amendments and exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the registration of the securities included therein at this time. No securities were sold pursuant to the Registration Statement.

                Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Asher S. Levitsky P.C. of Sichenzia Ross Friedman Ference LLP, at (212) 981-6767.

Thank you for your assistance in this matter.

Sincerely,

Sinoenergy Corporation

By: /s/ Bo Huang
Name: Bo Huang
Title: Chief Executive Officer